  EXHIBIT 99.1

June 2, 2023	324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NXT ENERGY SOLUTIONS INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	June 28, 2023
Record Date for Voting (if applicable) :	June 28, 2023
Beneficial Ownership Determination Date :	June 28, 2023
Meeting Date :	August 02, 2023
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	62948Q107	CA62948Q1072

Sincerely,

Computershare

Agent for NXT ENERGY SOLUTIONS INC